Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

March 7, 2012

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	DWS Institutional Funds (File No. 811-06071)
Registration Statement on Form N-14
(File No. 333-178569)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for the Registration Statement on Form N-14 referenced above be accelerated so that it will become effective as of March 7, 2012 or as soon thereafter as practicable.

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Sincerely,

DWS INSTITUTIONAL FUNDS	DWS INVESTMENTS DISTRIBUTORS, INC.

By: /s/ John Millette	By: /s/ Caroline Pearson
Name: John Millette	Name: Caroline Pearson
Title: Vice President and Secretary	Title: Secretary